UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

INMUEBLES CARSO, S.A.B. DE C.V.

(Name of Subject Company)

N.A.

(Translation of Subject Company’s Name into English (if applicable))

United Mexican States

(Jurisdiction of Subject Company’s Incorporation or Organization)

Grupo Carso, S.A.B. de C.V.

(Name of Person(s) Furnishing Form)

Capital Stock, with no par value

(Title of Class of Subject Securities)

N.A.

(CUSIP Number of Class of Securities (if applicable))

Raúl Humberto Zepeda Ruiz, Esq. Paseo de las Palmas No. 736, piso (-1) Lomas de Chapultepec 11000 Ciudad de México, Distrito Federal México (5255) 5625-4987	Alejandro Archundia Becerra, Esq. Plaza Carso, Torre Lago Zurich, piso 6 Lago Zurich No. 245 Ampliación Granada 11529 Ciudad de México, Distrito Federal México (5255) 2122-2608

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Jorge Juantorena, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

To Be Determined

(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 2 amends the Form CB submitted by Grupo Carso, S.A.B. de C.V. with respect to Inmuebles Carso, S.A.B. de C.V. on December 20, 2010 and supersedes Amendment No. 1 thereto, dated December 27, 2010.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Not applicable.

(b)

Attachment	Description

A.	Amendment No. 2 to Information Brochure of Inmuebles Carso, S.A.B. de C.V., Pursuant to Article 90 of the Securities Market Law and Article 9 of the General Provisions Applicable to Securities Issuers and Other Securities Market Participants

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the document filed as

Attachment A.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	See Home Jurisdiction Documents disclosed in Part I, Item 1.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Grupo Carso, S.A.B. de C.V. on October 22, 2010.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRUPO CARSO, S.A.B. DE C.V.

By:	/S/ ALEJANDRO ARCHUNDIA BECERRA
Name:	Alejandro Archundia Becerra
Title:	Alternate Secretary of the Board of Directors and Attorney-in-fact

Date:	January 7, 2011